Turchetti's Salumeria, LLC. (the "Company") an Indiana

partnership

Financial Statements

For the years ended December 31st, 2023 and 2024.

TURCHETTI'S SALUMERIA, LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	84,004.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-449,497.13**
Net cash provided by operating activities	**$ -365,492.53**
INVESTING ACTIVITIES	**$448,253.92**
FINANCING ACTIVITIES	**$ -125,957.40**
NET CASH INCREASE FOR PERIOD	**$ -43,196.01**
Cash at beginning of period	42,054.75
CASH AT END OF PERIOD	**$ -1,141.26**

TURCHETTI'S SALUMERIA, LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	**$184,283.16**
INVESTING ACTIVITIES	**$109,539.13**
FINANCING ACTIVITIES	**$ -277,433.55**
NET CASH INCREASE FOR PERIOD	**$16,388.74**
Cash at beginning of period	25,666.01
CASH AT END OF PERIOD	**$42,054.75**

TURCHETTI'S SALUMERIA, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$42,054.75**
Accounts Receivable	**$3,388.41**
Other Current Assets	**$44,000.00**
Total Current Assets	**$89,443.16**
Fixed Assets	
Accumulated Depreciation	-849,696.76
Large Equipment	390,352.94
Leasehold Improvements	295,453.92
Office Furniture/Equipment	2,774.46
Small Equipment	91,108.04
Vehicles	70,007.40
Total Fixed Assets	**$0.00**
Other Assets	
Accumulated Amortization	-40,000.00
Goodwill	50,000.00
Liquor License	40,000.00
Loan Repayment for Frankie's	0.00
Loan to George	0.00
Rent Deposit	2,800.00
Total Other Assets	**$52,800.00**
TOTAL ASSETS	**$142,243.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Federal Income Tax Payable	-157.98
Federal Unemployment	458.38
Garnishment	0.00
Indiana Department of Revenue Payable	653.57
Insurance Liabilities	0.00
Accident Insurance	0.00
Accident-2 Insurance	0.00
Dental Insurance	0.00
Life Insurance	0.00
Short Term Disability	0.00
Specified Insurance	-0.50
Total Insurance Liabilities	**-0.50**
Sales Tax Payable	3,106.00

TURCHETTI'S SALUMERIA, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
State Unemployment	529.45
State/Local Income Tax Payable	106.42
Total Other Current Liabilities	**$4,695.34**
Total Current Liabilities	**$4,695.34**
Long-Term Liabilities	
Loan Payable - Huntington	48,500.00
Note Payable - Bankable	17,670.45
Note Payable - Equipment Lease	101,380.52
Note Payable - IOU Financial	64,307.00
Note Payable - Lease Truck	21,335.80
Note Payable - Shopify	4,148.94
Note Payable - Stripe	3,879.81
Note Payable - Toast	58,549.28
Notes Payable - National Funding	18,826.65
SBA EIDL LOAN	450,000.00
Total Long-Term Liabilities	**$788,598.45**
Total Liabilities	**$793,293.79**
Equity	
G Turkette Capital Account	211,963.94
Owner's Pay - George Turkette	-146,288.71
Total G Turkette Capital Account	**65,675.23**
Retained Earnings	-869,023.69
Net Income	152,297.83
Total Equity	**$ -651,050.63**
TOTAL LIABILITIES AND EQUITY	**$142,243.16**

TURCHETTI'S SALUMERIA, LLC

Profit and Loss

January - December 2023

	TOTAL
Income	**$875,141.72**
Cost of Goods Sold	**$320,653.97**
GROSS PROFIT	**$554,487.75**
Expenses	**$402,189.92**
NET OPERATING INCOME	**$152,297.83**
NET INCOME	**$152,297.83**

TURCHETTI'S SALUMERIA, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	**$85,139.44**
Fixed Assets	
Accumulated Depreciation	-404,242.84
Large Equipment	331,740.36
Leasehold Improvements	0.00
Office Furniture/Equipment	2,774.46
Small Equipment	-279.38
Vehicles	70,007.40
Total Fixed Assets	**$0.00**
Other Assets	**$50,000.00**
TOTAL ASSETS	**$135,139.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$0.00**
Credit Cards	**$10,127.07**
Other Current Liabilities	
Accrued Interest	29,417.35
Federal Income Tax Payable	0.00
Federal Unemployment	0.00
Garnishment	0.00
Indiana Department of Revenue Payable	0.00
Insurance Liabilities	**0.00**
Out Of Scope Agency Payable	0.00
Sales Tax Payable	0.00
State Unemployment	0.00
State/Local Income Tax Payable	0.00
Total Other Current Liabilities	**$29,417.35**
Total Current Liabilities	**$39,544.42**
Long-Term Liabilities	**$732,637.99**
Total Liabilities	**$772,182.41**
Equity	
G Turkette Capital Account	**26,025.23**
Retained Earnings	-747,072.80
Net Income	84,004.60
Total Equity	**$ -637,042.97**
TOTAL LIABILITIES AND EQUITY	**$135,139.44**

TURCHETTI'S SALUMERIA, LLC

Profit and Loss

January - December 2024

	TOTAL
Income	**$644,240.21**
Cost of Goods Sold	
Cost of Goods Sold	**310,995.56**
Total Cost of Goods Sold	**$310,995.56**
GROSS PROFIT	**$333,244.65**
Expenses	**$303,891.97**
NET OPERATING INCOME	**$29,352.68**
Other Income	**$54,651.92**
NET OTHER INCOME	**$54,651.92**
NET INCOME	**$84,004.60**

Turchetti's Salumeria, LLC

Statement of Changes in Equity

For the years ended December 31st, 2023 and 2024.
$USD

Turchetti's Salumeria, LLC

Statement of Changes in Equity

For the Years Ended December 31, 2023, and 2024

Component	G Turkette Capital Account	Owner's Pay - George Turkette	Retained Earnings	Net Income	Total Equity
Balance at Jan 1, 2023	211,963.94	(146,288.71)	(869,023.69)	–	(803,348.46)
Net Income for 2023	–	–	–	152,297.83	152,297.83
Balance at Dec 31, 2023	211,963.94	(146,288.71)	(869,023.69)	152,297.83	(651,050.63)
Adjustments in 2024	(185,938.71)	146,288.71	152,297.83 → (747,072.80)	–	–
Net Income for 2024	–	–	–	84,004.60	84,004.60
Balance at Dec 31, 2024	26,025.23	–	(747,072.80)	84,004.60	(637,042.97)

Unaudited

Turchetti's Salumeria, LLC

Notes to the Financial Statements

For the years ended December 31st, 2023 and 2024.
$USD

1. ORGANIZATION AND PURPOSE

Turchetti's Salumeria, LLC. (the "Company") was organized on February 9th 2017, under the laws of Indiana.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.